UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                 JURE HOLDINGS,
                                      INC.
                                (Name of Issuer)


                         Common Stock, par value $0.01
                         (Title of Class of Securities)


                                   48207R 100
                                 (CUSIP Number)

                                  Henry Dattler
                        1818 - 1177 West Hastings Street
                       Vancouver, British Columbia V6E 2K3
                                 (604) 602-1717
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                December 20, 2002
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box( ).











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3

                                  SCHEDULE 13D
CUSIP No.
            48207R
100____________________________________________________________
1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Shafiq Nazerali
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A)  (    )
                                                               (B)  ( X )
_____________________________________________________________________________
--------------------------------------------------------------------------------

________________________________________________________________________________
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

              WC,OO____________________________________________________________

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E).         [   ]
________________________________________________________________________________
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

             Canada
--------------------------------------------------------------------------------

                           7)       SOLE VOTING POWER         1,936,192
NUMBER OF
SHARES
                  --------------------------------------------------------------
BENEFICIALLY      8)       SHARED VOTING POWER                0
OWNED BY
EACH

REPORTING                  9)       SOLE DISPOSITIVE POWER    1,936,192
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER           0

_____________________________________________________________________________
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Shafiq Nazerali                1,936,192__________________________


12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
_____________________________________________________________________________

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


29%______________________________________________________________________
14)      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.01 per share, of Jure Holdings, Inc. Jure Holdings, Inc. is a Florida corporation with principal executive offices located at 1818 - 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 ("Issuer"). This schedule reports holdings and transactions as of December 20, 2002.

Item 2.  Identity and Background

(a)      This statement is filed by Shafiq Nazerali.

(b) The principal address for Shafiq Nazerali General Guisan - Quai 36, CH-8002 Zurich, Switzerland.

(c)      Shafiq Nazerali is a corporate business consultant.



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[PG NUMBER]

(d) Shafiq Nazerali has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Shafiq Nazerali has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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4

(f)      Shafiq Nazerali is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

Shafiq Nazerali acquired 1,196,192 shares of the Issuer's common stock on December 19, 2002 in exchange for the settlement of debt based on loans made by Shafiq Nazerali to the Issuer. The debt settlement amounted to $119,619.20 in loans and interest which settlement was agreed upon by the Issuer and Shafiq Nazerali.

Shafiq Nazerali acquired 740,000 shares of the Issuer's common stock on December 19, 2002 in exchange for the settlement of debt based on the provision of consulting services by Shafiq Nazerali to the Issuer. The debt settlement amounted to $111,000 in unpaid consulting fees, which settlement was agreed upon by the Issuer and Shafiq Nazerali.

Item 4.  Purpose of Transaction

Shafiq Nazerali's acquisition of the common stock of Issuer was to settle debts owed by Issuer to Shafiq Nazerali in an effort to make the Issuer's financial condition more attractive to prospective business opportunities by reducing debts carried on the Issuer's financial statements.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the individual named in Item 2 may be found in rows 11 and 13 of the cover page.



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4

(b) The powers which the reporting person(s) identified in the preceding paragraph have relative to the common stock discussed herein may be found in rows 7 through 10 of the cover page. (c) Since the acquisition of the Issuer's shares as described herein, Shafiq Nazerali has concluded no transactions as of the date of this filing.

(d) No other person or entity has the right to receive or the power to direct the receipt of dividends from the sale of the Issuer's securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 19, 2002, Shafiq Nazerali and the Issuer entered into a Debt Settlement Agreement whereby the Issuer agreed to issue 1,196,192 shares of its common stock as consideration for settling an amount of $119,619.20 due to Shafiq Nazerali comprised of loans and interest. A copy of the agreement is attached hereto at page 5 as Exhibit A.

On December 19, 2002 Shafiq Nazerali and the Issuer entered into a Debt Settlement Agreement whereby the Issuer agreed to issue 740,000 shares of its common stock as consideration for settling an amount of $111,000 due to Shafiq Nazerali comprised of unpaid consulting fees. A copy of the agreement is attached hereto at page 6 as Exhibit A.

Item 7.  Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Form 13D.

Exhibit           Page              Description

A                 5                 Debt Settlement Agreement dated December 19,
                           2002 between Shafiq Nazerali. and Jure Holdings, Inc.

                  B 6 Debt Settlement Agreement dated December 19, 2002 between Shafiq Nazerali and Jure Holdings, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Shariq Nazerali

Date: April 21, 2003
                                                     /s/ Shafiq Nazerali
                                                     -------------------
                                                     Shafiq Nazerali.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).


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5








EXHIBIT A
                            DEBT SETTLEMENT AGREEMENT

Agreement made on December 19, 2002 between Shafiq Nazerali with offices located at General Guisan -Quai 36, CH-8002 Zurich, Switzerland, referred to as Creditor and Jure Holdings, Inc.with offices located at 1818-1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 referred to as Debtor.

                                   SECTION ONE
                     ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $119,619.20 as the result of loans extended by Creditor in 2001 and 2002.

                                   SECTION TWO
                    AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree, to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations for payment for same contained in the original loan obligation as described in Section One above.

                                  SECTION THREE
                                  CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

a. Method of Payment: Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of the indebtedness described in Section One, above, 1,196,192 shares of Debtor's common stock, valued at $0.10 a share, as consideration for monies owed to Creditor as a result of loans provided by Creditor to Debtor.

 b. Satisfaction: On execution of this Agreement and Creditor's board of directors resolution authorizing the issuance of 1,196,192 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Vancouver, British Columbia on the date first mentioned above.

Jure Holdings, Inc.


/s/ Nora Coccaro
By: Nora Coccaro, President


Shafiq Nazerali


/s/ Shafiq Nazerali
Shafiq Nazerali




EXHIBIT B
                            DEBT SETTLEMENT AGREEMENT

Agreement made on December 19, 2002 between Shafiq Nazerali with offices located at General Guisan - Quai 36, CH-8002 Zurich, Switzerland, referred to as Creditor and Jure Holdings, Inc. with offices located at 1818-1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 referred to as Debtor.

                                   SECTION ONE
                     ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $111,000 for consulting services rendered in 2001 and 2002.

                                   SECTION TWO
                    AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree, to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations for payment for same contained in the original loan obligation as described in Section One above.

                                  SECTION THREE
                                  CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

c. Method of Payment: Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of the indebtedness described in Section One, above, 740,000 shares of Debtor's common stock, valued at $0.15 a share, as consideration for monies owed to Creditor as a result of services provided by Creditor to Debtor.

 d. Satisfaction: On execution of this Agreement and Creditor's board of directors resolution authorizing the issuance of 740,000 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Vancouver, British Columbia on the date first mentioned above.

Jure Holdings, Inc.


/s/ Nora Coccaro
By: Nora Coccaro, President


Shafiq Nazerali


/s/ Shafiq Nazerali
Shafiq Nazerali